Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 4 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 4, 2002, entitled "Statoil presents the group".

Statoil presents the group

Members of Statoil`s (OSE: STL, NYSE: STO) corporate executive committee are to hold a presentation of the group for the Norwegian Society of Financial Analysts (NFF) and other interested parties today, 4 December, in Oslo.

NFF regularly invites different Norwegian companies to give presentations of themselves.

Five members of Statoil`s corporate executive committee will represent the group in Oslo`s concert hall.

The programme can be viewed at NFF`s web site (in Norwegian only): http://www.finansanalytiker.no.

The presentations are in English - see www.statoil.com/ir.

The presentations will be given by: Inge K Hansen, Henrik Carlsen, Richard J Hubbard, Peter Mellbye and Erling Øverland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 4, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer